[P&G Letterhead]

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER &

GAMBLE COMPANY PURSUANT TO 17 CFR 200.83.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH THE SYMBOL

“[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE.

June 1, 2016

VIA EDGAR

Ms. Pam A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Galleria Co.

Registration Statement on Form S-1 and S-4

Filed April 22, 2016

File No. 333-210857

Dear Ms. Long:

Galleria Co. (“Galleria Company”) and The Procter & Gamble Company (“P&G” and, together with Galleria Company, the “Company”), are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Galleria Comment Letter”) dated May 19, 2016, relating to the Registration Statement on Form S-1 and S-4 of Galleria Company (the “Registration Statement”) that was filed on April 22, 2016.

In addition, counsel to Coty Inc. (“Coty”) has provided to the Staff a letter of even date herewith (the “Coty Comment Letter” and, together with the Galleria Comment Letter, the “Comment Letters”) responding to comments received in the Staff’s letter dated May 19, 2016 relating to the Registration Statement on Form S-4 of Coty (File No. 333-210856). The Company has provided below a response to Comment No. 49 of the Coty Comment Letter.

Simultaneously herewith, Galleria Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), reflecting responses to the Staff’s comments. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained therein. The Company has supplementally provided a marked copy of Amendment No. 1, marked against the April 22, 2016 filing, to facilitate the Staff’s review.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0001

Securities and Exchange Commission

June 1, 2016

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letters and, to facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. References to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in Amendment No. 1.

Galleria Comment Letter

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Galleria and Coty. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

The Company acknowledges the Staff’s comment and confirms that responses reflected in the Coty Letter are reflected in the prospectus that is a part of Amendment No. 1.

2.	Please provide us with copies of all materials prepared by each of the company’s financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

The Company respectfully advises the Staff that the financial advisor retained by P&G’s management for the Transactions, Goldman, Sachs & Co., did not provide any materials to P&G’s board of directors or its representatives in connection with the board’s consideration of the Transactions.

3.	We note that you have yet to file all exhibits. Please file these as soon as practicable and note that we will need time to review the legal and tax opinions once filed.

The Company intends to file the remaining exhibits, including legal and tax opinions, as soon as practicable in order to give the Staff adequate time to review them.

4.	As structured, the final exchange ratio used to determine the number of shares of Galleria Company common stock, and effectively the number of shares of Coty common stock that holders of common stock of P&G will receive for each share of P&G common stock accepted in the exchange offer (as well as whether the upper limit on the number of shares that can be received for each share of P&G common stock tendered will be in effect) will not be made known to P&G shareholders until the end of the second trading day preceding the Expiration Date, at the earliest. In light of the requirements of Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please advise us how Galleria intends to comply with these rules and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

The Company is cognizant of the requirements of Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) and counsel to the Company intends to submit a request for no-action relief on P&G’s behalf to the Commission’s Office of Mergers and Acquisitions.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0002

Securities and Exchange Commission

June 1, 2016

Where You Can Find More Information; Incorporation by Reference, page 243

5.	We note that you have elected to incorporate various filings by P&G and Coty by reference. Please provide your analysis with regard to the registrant’s eligibility to incorporate by reference.

In response to the Staff’s comment, please see the summary below:

Background

As described in the prospectus that is a part of Amendment No. 1, in connection with the proposed combination of Coty and P&G Beauty Brands, Coty, Merger Sub, Galleria Company and P&G entered into the Transaction Agreement, pursuant to which P&G will transfer Galleria, which includes the assets and liabilities of P&G Beauty Brands other than the Divested Brands and Excluded Brands, to Galleria Company and distribute the shares of Galleria Company common stock to P&G shareholders. Following this distribution, Galleria Company will combine with Merger Sub in the Merger and will become a wholly owned subsidiary of Coty. As contemplated by Amendment No. 1, and specifically in order to satisfy a condition precedent to the Merger, prior to completion of the Merger, P&G will effect the distribution of new shares of Galleria Company common stock to P&G shareholders in the exchange offer and, if necessary, in a related follow-up pro-rata distribution of the Remaining Shares to P&G shareholders. For convenience, the exchange offer and the related “clean-up” spin-off are referred to herein as the “exchange transaction.”

The shares of Galleria Company common stock to be issued in the exchange transaction will be issued pursuant to a new offer of securities of an issuer that is not yet subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act. Therefore, the shares of Galleria Company common stock are being registered on a Registration Statement on Form S-4/S-1 of Galleria Company (the “Form S-4/S-1”), which is a combined Form S-4 registration statement (registering the shares to be offered in the exchange offer) and Form S-1 registration statement (registering any shares issuable in a “clean-up” spin-off). In connection with the exchange transaction, P&G will also file a Schedule TO (the “P&G Schedule TO”). The shares of Coty common stock being issued in the Merger in exchange for the shares of Galleria Company common stock issuable in the exchange transaction are being registered on the separate Registration Statement on Form S-4 of Coty (the “Coty Form S-4”).

The prospectus to be delivered by Galleria Company to P&G shareholders in connection with the proposed distribution of the shares of Galleria common stock and the related combination of Galleria Company with Merger Sub in the Merger is a single prospectus relating to the offering of each of (i) the shares of Galleria Company common stock that P&G will offer to P&G shareholders in connection with (a) the proposed split-off exchange offer and (b) any subsequent “clean up” spin-off and (ii) the shares of Coty common stock into which such shares of Galleria Company common stock will, automatically and through no further action on the part of P&G shareholders, be converted in the Merger. Accordingly, in preparing the Form S-4/S-1, the Coty Form S-4, and the P&G Schedule TO, P&G, Galleria Company, Coty and their respective counsel reviewed the applicable rules and regulations of the Commission, including the prospectus and registration statement form requirements, as well as the requirements of the Schedule TO. The disclosure included or incorporated into the prospectus satisfies all of the disclosure and form requirements of the Form S-4/S-1, the Coty Form S-4 and the P&G Schedule TO, whether or not such disclosure is ultimately or actually required by each such form.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0003

Securities and Exchange Commission

June 1, 2016

Analysis

With respect to Galleria Company and specifically the incorporation by reference into the Form S-4/S-1 of filings with the Commission made by P&G and Coty, the parties analyzed the specific prospectus and registration statement form requirements of Form S-4 and Form S-1 applicable to the proposed offering of Galleria Company common stock in the exchange transaction, which will constitute a new offer of securities of an issuer that is not subject to the reporting requirements of Section 13 and 15(d) of the Exchange Act. The parties also analyzed Rule 411 of the Securities Act of 1933 (the “Securities Act”).

Form S-4 Requirements

The Form S-4/S-1 is subject to the requirements of Form S-4 because Galleria Company is registering the shares of Galleria Company common stock that P&G will offer to P&G shareholders in connection with the proposed split-off exchange offer. Galleria Company is required to include or incorporate, as applicable, in the Form S-4 certain information about itself, as the registrant, and P&G, as the acquired company.

General Instruction B of Form S-4 does not permit Galleria Company, which does not meet the applicable eligibility requirements of Form S-3, to incorporate by reference. Accordingly, Galleria Company has responded to the form requirements of Form S-4 by including in (and not incorporating by reference into) the prospectus all of the information about itself required for the purpose of registering shares of Galleria Company common stock to be distributed by P&G in the split-off exchange offer.

Instruction C and Item 16 of Form S-4 address the incorporation by reference of information regarding the company to be acquired. Instruction C specifically permits incorporation by reference of information regarding a company being acquired, if that company satisfies the requirements of General Instructions I.A. and I.B.1 of Form S-3. In the context of the split-off exchange offer, where securities of P&G are being acquired in exchange for shares of Galleria Company common stock, Instruction C provides that P&G is the company being acquired. Because P&G satisfies the requirements of General Instruction I.A. and I.B.1 of Form S-3, Galleria Company is entitled to incorporate by reference into the prospectus the information about P&G required to satisfy the form requirements of Form S-4.

Form S-1

Form S-4/S-1 is subject to the requirements of Form S-1 due to the possibility the P&G may be required to conduct a “clean-up” spin-off, which would be a pro rata distribution to P&G shareholders of any Remaining Shares of Galleria Company common stock not otherwise distributed by P&G pursuant to the split-off exchange offer. Instruction VII of Form S-1 does not permit Galleria Company, which is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act and has not previously filed reports and other materials required to be filed by Sections 13(a), 14, or 15(d) of the Exchange Act, to incorporate by reference. Accordingly, Galleria Company has responded to the disclosure and form requirements of Form S-1 by including in (and not incorporating by reference into) the prospectus all of the information required for the purpose of registering shares of Galleria Company common stock to be distributed by P&G in a “clean-up” spin-off.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0004

Securities and Exchange Commission

June 1, 2016

Information Not Required to be Included in the Prospectus

While Rule 411 of the Securities Act generally provides that information may not be incorporated by reference unless provided in the appropriate form, Rule 411(b) of the Securities Act also permits, in any case, the incorporation by reference of information that is provided “in answer, or partial answer, to any item that calls for information not required to be included in the prospectus.” Rule 411(b) is subject to the following requirements:

•	non-financial information may be incorporated by reference to any document;

•	financial information may be incorporated by reference to any document, provided any financial statement so incorporated meets the requirements of the forms on which the statement is filed (financial statements or other financial data required to be given in comparative form for two or more fiscal years or periods shall not be incorporated by reference unless the information incorporated by reference includes the entire period for which the comparative data is given);

•	information contained in any part of the registration statement, including the prospectus, may be incorporated by reference in answer, or partial answer, to any item that calls for information not required to be included in the prospectus; and

•	unless the information is incorporated by reference to a document which complies with the time limitations of Section 10(f) and 10(d) of the Securities Act, then the document, or part thereof, containing the incorporated information is required to be filed as an exhibit.

All of the information contained in the prospectus regarding Galleria Company, P&G and Coty is integral, and inextricably linked, to a single investment decision that P&G shareholders will make in the exchange transaction. A prospectus that relates solely to the exchange transaction but omits information with respect to the Coty common stock that P&G stockholders will in fact receive, would be misleading and incomplete. In addition, the Commission has permitted single disclosure documents in analogous transactions, including other Reverse Morris Trust Transactions that have included similar exchange transactions. Further, the filings of P&G and Coty incorporated by reference into the Form S-4/S-1 otherwise satisfy the remaining financial statement requirements, time limitations and other requirements of Rule 411(b).

Conclusion

The prospectus will form a part of both the Form S-4/S-1 and the Coty Form S-4, and portions of the prospectus will be incorporated in the P&G Schedule TO. The specific form requirements of Form S-1 do not require Galleria Company to include in or incorporate by reference into the Form S-4/S-1 any information about P&G for purposes of any potential “clean-up” spin-off. In addition, the specific form requirements of Form S-1 or Form S-4 do not require Galleria Company to include or incorporate by reference any information about Coty. Nevertheless, filings of P&G incorporated by reference into the prospectus are responsive to the form requirements of Form S-4 applicable to the Form S-4/S-1 and the form requirements of Schedule TO applicable to the P&G Schedule TO, in each case, as a result of the split-off exchange offer. Moreover, filings of Coty incorporated by reference into the prospectus are responsive to the form requirements of Form S-4 applicable to the Coty Form S-4. In each circumstance, Rule 411(b) permits the filings of P&G and Coty to be incorporated by reference into the Form S-4/S-1.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0005

Securities and Exchange Commission

June 1, 2016

Accordingly, Galleria Company concluded that, consistent with the policy objectives of the Commission, as well as the prior “Reverse Morris Trust” transactions in which similar distributions were effected through a split-off exchange offer, the incorporation by reference of public filings of P&G and Coty by Galleria Company into the Form S-4/S-1 is appropriate, is in compliance with the rules, regulations and form requirements of the Commission, and best serves the interests of P&G shareholders.

Undertakings, page II-3

6.	Please revise your disclosure to include undertakings set forth in Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, Galleria Company has revised the disclosure on page II-3 of Amendment No. 1 to included the undertakings set forth in Item 512(a)(6) of Regulation S-K.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0006

Securities and Exchange Commission

June 1, 2016

Coty Comment Letter

General

10. Segment Information, page F-10

12. Segment Information, page F-31

49.	Please demonstrate to us how you determined it is appropriate to aggregate the Retail Hair and Cosmetics operating segments into one reportable segment based on the provisions of ASC 280-10-50-11. Please supplementally provide us the net sales and earnings (loss) before income taxes for each operating segment for each period presented.

In response to the Staff’s comment, the following discussion provides the basis for the aggregation of the Retail Hair and Cosmetics operating segments into one reportable segment.

The following table summarizes P&G’s conclusions regarding whether Retail Hair Color & Styling and Cosmetics satisfied the five qualitative characteristics for aggregation under ASC 280-10-50-11.

	Retail Hair Color & Styling	Cosmetics
Nature of Products and Services	✓	✓
Nature of Production Process	✓	✓
Type or Class of Customer	✓	✓
Distribution Method	✓	✓
Regulatory Environment	✓	✓

See below for P&G’s key conclusions from the assessment of the qualitative criteria:

•	ASC 280-10-50-11a: The nature of the products and services – The operating segments sell consumer product packaged goods within the personal beauty category. The underlying products are aimed at meeting consumer’s needs for self-expression and everyday beauty product essentials. Thus, the nature of the products and the end consumer benefit are similar. As such, P&G concluded that the operating segments are sufficiently similar for this criterion.

•	ASC 280-10-50-11b: The nature of the production processes – The operating segments sell packaged consumer beauty products. They are manufactured via in-house, high-speed production lines, supplemented by third-party contract manufacturing. The operating segments have low capital requirements, comparable degrees of labor intensiveness and comparable raw and packing materials. The past three-year average capital spending as a percentage of net sales was 2.3% and 2.0% for Retail Hair Color & Styling and Cosmetics, respectively. P&G concluded that the operating segments are sufficiently similar for this criterion.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0007

Securities and Exchange Commission

June 1, 2016

•	ASC 280-10-50-11c: The type or class of customer for their products – The operating segments both sell their products to retail operations, primarily through mass merchandisers, drug stores and grocery stores. These operating segments leverage a common sales force. P&G concluded that the customers for Retail Hair Color & Styling and Cosmetics operating segments are sufficiently similar for this criterion.

•	ASC 280-10-50-11d: The methods used to distribute their products – The operating segments are generally direct shipment of finished products to retailers based on purchase orders. In certain markets and channels, the operating segments utilize third-party distributors to sell the products. P&G concluded that the operating segments are sufficiently similar for this criterion.

•	ASC 280-10-50-11e: The nature of the regulatory environment – The operating segments are regulated by the Food & Drug Administration and similar institutions in other jurisdictions. P&G concluded that the operating segments are sufficiently similar for this criterion.

For the quantitative assessment under ASC 280-10-50-11, P&G is providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act, an analysis that provides the key financial measures for the past three years and projections for next two years.

P&G concluded that the Retail Hair Color & Styling and Cosmetics operating segments are sufficiently similar in financial performance with similar economic characteristics. Both operating segments have high gross margins, exceeding 50%, consistent with the beauty category of the packaged consumer goods industry. Past three-year average gross margins were [***]% for Retail Hair Color & Styling and [***]% for Cosmetics. Similarly, both operating segments have strong operating margins with past three-year average operating margins of mid- to high teens ([***]% for Retail Hair Color & Styling and [***]% for Cosmetics). Past three-year average return on total assets was [***]% and [***]% for Retail Hair Color & Styling and Cosmetics, respectively. Such gross margins, operating margins and return on total assets have been consistent over this three-year period within a band of +/- 300 basis points. Future projections of gross margins and operating margins indicate sequential strengthening in both operating segments reflecting ongoing focus on optimization in manufacturing, marketing and overhead costs, offset by product mix and foreign exchange challenges. Sales growth rates have showed some variation between the two operating segments. However, these differences are driven primarily by the timing and success of the various product initiatives and marketing support activities, both with respect to P&G Beauty Brands and its various competitors. The underlying industry growth rates have not varied significantly between these two categories, nor are they expected to differ significantly in the future, as summarized in the following table:

	Retail Hair Color & Styling	Cosmetics
Average Market Growth (Past Four Years)	101.9	103.9
Average Market Growth (Next Five Years)	102.6	103.5

***	Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0008

Securities and Exchange Commission

June 1, 2016

For the fiscal year ending June 30, 2017, the chief operating decision makers (Colleen Jay – President of Specialty Beauty Businesses and Saurabh Saksena – Finance & Accounting Vice President of Global Beauty and Beauty Transition Leader) deployed comparable growth objectives with Retail Hair Color & Styling objectives of 101 organic sales growth and 106 earnings growth compared with Cosmetics objectives of 104 organic sales growth and 110 earnings growth. The higher growth objectives are consistent with the market growth outlook where the Cosmetics market growth is expected to exceed Retail Hair Color & Styling market growth by 200 basis points in the fiscal year ending June 30, 2017.

The aggregation of Retail Hair Color & Styling and Cosmetics into one reportable segment does not mask fundamental investor information such as an aggregation of a loss-making operating segment with profitable operating segments or an aggregation of an operating segment with positive performance trends and an operating segment with negative performance trends.

P&G also assessed whether the aggregation of Retail Hair Color & Styling and Cosmetics is consistent with the objectives and principles of ASC 280. Based on P&G’s assessment of the similarity of Retail Hair Color & Styling and Cosmetics with respect to the economic characteristics and each of the qualitative criteria, P&G concluded the aggregation of Retail Hair Color & Styling and Cosmetics as well as segment reporting for P&G Beauty Brands taken as a whole is useful to reasonable users of the financial statements for purposes of understanding P&G Beauty Brands’ performance, assessing its prospects for future cash flows, and making more informed decisions about P&G Beauty Brands as a whole. Further, P&G does not believe disaggregation of Retail Hair Color & Styling and Cosmetics would drive a different investor conclusion for P&G Beauty Brands taken as a whole.

* * * * *

Please call me at (513) 983-1100 should you wish to discuss the matters addressed above or other issues relating to the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Susan S. Whaley

Susan S. Whaley

The Procter & Gamble Company

cc:	Jules P. Kaufman

Coty Inc.

Timothy J. Melton

Jones Day

Bradley C. Brasser

Jones Day

Sean C. Doyle

Skadden, Arps, Slate, Meagher & Flom LLP

Paul T. Schnell

Skadden, Arps, Slate, Meagher & Flom LLP

Laura Kaufmann Belkhayat

Skadden, Arps, Slate, Meagher & Flom LLP

CONFIDENTIAL TREATMENT REQUESTED BY GALLERIA CO. AND THE PROCTER & GAMBLE COMPANY. – PG 0009